Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000
May 23, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Assistant Director

Re:	CPEX Pharmaceuticals, Inc. Registration Statement on Form 10-12B/A, filed May 8, 2008 File No. 1-33895

Dear Mr. Riedler:
     On behalf of CPEX Pharmaceuticals, Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the above Securities and Exchange Commission contained in your letter dated May 15, 2008 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 3 to the Registration Statement (the “Amendment”), which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.
EXHIBIT 99.1 INFORMATION STATEMENT
Risk Factors, page 15
“If we are unable to meet our responsibilities under any of our agreements...” page 19
1.	We note your response to prior comment 4 and that you filed a confidential treatment application with regard to the specific royalty rate. Please revise your disclosure to quantify either the approximate percent by which the rate will be reduced or disclose the range of the royalty rate prior to the reduction and the range after the reduction (i.e. high single-digits or low double-digits).

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 23, 2008

Company Response
In response to the Staff’s comment, the Company has revised its disclosure on page 19 to include the approximate range of the royalty prior to any reduction and the range after any reduction.
2.	Please revise the first sentence of this risk factor as Testim is Auxilium’s product and not the company’s product. It is unclear why the company would be obligated to maintain patent protection for Testim.
Company Response
In response to the Staff’s comment, the Company has revised its disclosure on page 19 to clarify that the royalty income received is based upon Auxilium’s sales of Testim.
3.	It appears that the last sentence of this risk factor is not consistent with the disclosure in the second risk factor on page 21. Please reconcile the apparent discrepancy in the disclosure between these risk factors as well as explain how both of these sets of patents interact and affect the royalty rate that Auxilium pays to the company.
Company Response
In response to the Staff’s comment, the Company has revised its disclosure on page 21.
“Our basic patent disclosing and claiming CPE-215 technology expired in various markets in 2006 and is soon to expire in all other markets.” page 21
4.	Please revise this risk factor to discuss the potential adverse effects on the company upon the expiration of these patents. In this disclosure, please include a discussion of the impact of the patent expiration on the company’s plan of operation and future business plans.
Company Response
In response to the Staff’s comment, the Company has revised its disclosure on page 21.
Business, page 57
License Agreement with Auxilium A2, Inc., page 64
5.	We note your response to prior comment 7 and we note that you filed a confidential treatment application with regard to the individual payment provisions identified in Section 3.1 and Section 3.2 of this agreement. Please revise your disclosure to quantify the approximate royalty rates and the aggregate milestone payments under this agreement. Please also disclose here that if you do not maintain adequate patent protection for Testim, the product royalty rate will be reduced by the quantified approximate percentage or range which you disclose under the comment above.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 23, 2008

Company Response
In response to the Staff’s comment, the Company has revised its disclosure on page 66.
Development and License Agreement with Serenity Pharmaceuticals Corporation, page 65
6.	Please file a copy of this Development and License Agreement with Serenity Pharmaceuticals. Alternatively, if you believe that this is not a material contract, please provide us with an analysis which supports your apparent conclusions.
Company Response
In response to the Staff’s comment, the Company respectfully submits that its Development and License Agreement (the “Agreement”) with Serenity Pharmaceuticals Corporation is not a material agreement required, under Item 601(b)(10) of Regulation S-K, to be filed as an exhibit. The Company has concluded that the Agreement was not required to be filed because it (i) is an agreement that was made in the ordinary course of the Company’s business, (ii) is not an agreement on which the Company’s business is substantially dependent and (iii) does not fall within any of the other categories of Item 601(b)(10)(ii) of Regulation S-K. Additionally, during the development period, the Company believes that its financial obligations under the Agreement are “immaterial in amount or significance”.
As a small pharmaceutical company focused on the development, licensing and commercialization of pharmaceutical products utilizing its drug delivery technology, the Company has entered, and expects to frequently enter into, development and license agreements with third parties. The Company does not yet know whether the work being done under the Agreement will result in the development of a commercializable drug or therapy. In the event that a commercializable drug or therapy is developed pursuant to the Agreement, the Company will evaluate whether the Agreement has become one on which the Company is substantially dependent, and if so, then will file the Agreement with a periodic report pursuant to Regulation S-K.
Development and Commercialization of Nasulin, page 66
7.	We note your response to prior comment 9. Please revise to disclose the results of the company’s BA/BE: 025/05; BNT-INS-0100-PK002 and BNT-INS-0100-PK003 studies as it appears from your disclosures that the studies may be material to the development of Nasulin and the company. Please revise your disclosure accordingly. Alternatively, if you do not believe these studies are material to the development of Nasulin, please provide us with a detailed analysis which supports your apparent conclusions.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
May 23, 2008

Company Response
In response to the Staff’s comment, the Company has revised it disclosure on pages 68 through 71.
8.	In addition, please disclose more efficacy information about your completed Phase IIA and B trials, as we note those trials focus on efficacy as well as safety. Please include in this revised disclosure the nature of the control groups and number of subjects in each such group, the primary and secondary endpoints you measured and the measurements obtained for each group in the study as well as the p-values obtained disclosing whether these p-values were statistically significant.
Company Response
In response to the Staff’s comment, the Company supplementally advises the Staff that it has completed one efficacy study (CLG012/BEN001/DM/IIS) utilizing the regulatory standard of HbA1c measurements and the Company has revised its disclosure on page 69 to disclose the nature of the control groups and number of subjects in each group, the primary and secondary endpoints measured, the measurements obtained for each group in the study as well as the p-values obtained and whether those p-values were statistically significant.
*     *     *     *     *
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3207.

Very truly yours
/s/ Marie L. Gibson
Marie L. Gibson

cc:	John A. Sedor Robert P Hebert Eileen T. Nugent Paul Donnelly